Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

September 24, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 24, 2026, The Nasdaq Stock Market (the "Exchange") received from Amazon.com, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

5.200% Notes due 2029

5.550% Notes due 2032

6.250% Notes due 2038

6.650% Notes due 2045

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrants are seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi